EXHIBIT 99.2
Rubicon Minerals Corporation
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders (the “Meeting’) of Rubicon Minerals Corporation (the “Company”) held on June 25, 2014 in Toronto, Ontario. Each of the matters is described in greater detail in the Company’s Notice of Annual General and Special Meeting and Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1: Appointment of Auditor

On a vote by a show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Company and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of PricewaterhouseCoopers LLP as auditor from the holders of 236,837,374 shares, representing approximately 98.97% of the shares represented by proxy at the Meeting and voted on the matter.

Item 2: Number of Directors

On a vote by a show of hands, the number of directors of the Company was set at seven (7). Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 235,243,232 shares, representing approximately 98.47% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3: Election of Directors

On a vote by a show of hands, each of the seven nominees listed in the Circular was elected as a director of the Company for the ensuing year or until his successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his election:

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy

David W. Adamson	169,130,529	98.80%
Julian Kemp	167,744,514	97.99%
Bruce A. Thomas	169,103,683	98.78%
Michael D. Winship	167,722,335	97.98%
Michael A. Lalonde	168,834,607	98.63%
Peter M. Rowlandson	167,734,767	97.98%
David R. Beatty	169,127,015	98.80%

Item 4: Amendment to Articles

On a vote by a show of hands, the special resolution to amend the Company’s articles to include advance notice provisions relating to director nominations was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 156,095,699 shares, representing approximately 91.18% of the shares represented by proxy at the Meeting and voted on the matter.

Item 5: Unallocated Entitlements

On a vote by a show of hands, all unallocated entitlements under the Company’s stock option plan were approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 164,434,539 shares, representing approximately 96.06% of the shares represented by proxy at the Meeting and voted on the matter.

Item 6: Amendments to Stock Option Plan

On a vote by a show of hands, certain amendments to the Company’s stock option plan were approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 161,384,010 shares, representing approximately 94.27% of the shares represented by proxy at the Meeting and voted on the matter.

June 26, 2014

RUBICON MINERALS CORPORATION

“Glenn Kumoi”
Name: Glenn Kumoi
Title: Vice President, General Counsel and Corporate Secretary